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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006

                        Commission File Number: 000-16977

                               STOLT-NIELSEN S.A.
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                 (Translation of registrant's name into English)

                            c/o Stolt-Nielsen Limited
                                  Aldwych House
                                  71-91 Aldwych
                                 London WC2B 4HN
                                     ENGLAND
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F [X]                     Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes [ ]                           No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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On October 10, 2006, Stolt-Nielsen S.A. ("SNSA") issued a press release entitled
"Stolt-Nielsen S.A. Purchased 131,050 of its Common Shares." A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

SNSA confirms that Jacob Stolt-Nielsen, the Chairman of the Board, and Niels G. Stolt-Nielsen, the Chief Executive Officer, received letters, on March 27, 2006, from the Philadelphia Office of the United States Department of Justice's Antitrust Division stating that each is regarded as a target of a federal grand jury investigation concerning antitrust and other violations in the parcel tanker industry.

This report on Form 6-K and the attached press release shall be deemed to be incorporated by reference into the prospectuses forming a part of SNSA's Registration Statements on Form S-8 (No. 33-28473, No. 333-6900, No. 333-11178 and No. 333-121315) and to be a part of such prospectuses from the date of the filing thereof.

This report on Form 6-K and the attached press release contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect SNSA's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in SNSA's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from SNSA's forward-looking statements: the general economic conditions and competition in the markets and businesses in which SNSA operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which SNSA operates; changes in the supply of and demand for the products SNSA transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that SNSA transports; prevailing market rates for the transportation services that SNSA offers and the fish products that SNSA sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing SNSA's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; SNSA's relationship with significant customers; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing SNSA's aquaculture business; the impact of laws and regulations; operating hazards, including marine disasters, spills or environmental damage; the conditions and factors that may influence the decision to issue future dividends; and the market for long-term debt. Many of these factors are beyond SNSA's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         STOLT-NIELSEN S.A.


Date: October 11, 2006                                   By: /s/ Alan B. Winsor
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                                                         Name:  Alan B. Winsor
                                                         Title: Attorney-in-Fact
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